UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

UNITED CAPITAL CORP.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

909912 10 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON A.F. PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%
14	TYPE OF REPORTING PERSON IN

(1)  Includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock.  Also includes 1,000,000 shares held by Beverly Petrocelli, the wife of A.F. Petrocelli.  Such shares may be deemed to be beneficially owned by Beverly Petrocelli and A.F. Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli.

CUSIP NO. 909912 10 7

1	NAME OF REPORTING PERSON BEVERLY PETROCELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,523,448 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,523,448 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,448 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%
14	TYPE OF REPORTING PERSON IN

Includes 7,523,448 shares held by A.F. Petrocelli (which includes presently exercisable options to purchase an aggregate of 2,854,000 shares of Common Stock).  Such shares may be deemed to be beneficially owned by A.F. Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

CUSIP NO. 909912 10 7

SCHEDULE 13D
(Amendment No. 12)
relating to the
Common Stock, $.10 par value
of
United Capital Corp.

This Amendment No. 12 amends the Schedule 13D dated January 20, 1994, (the “Schedule 13D”), filed by A.F. Petrocelli (“Mr. Petrocelli”) and his wife, Beverly Petrocelli (“Mrs. Petrocelli”).  This Amendment No. 12 reflects the following since the last Schedule 13D Amendment filed by Mr. and Mrs. Petrocelli (i) certain options to purchase Common Stock becoming presently exercisable, (ii) the exercise by Mr. Petrocelli of options to purchase 600,000 shares and the sale of 446,000 shares, (iii) the sale of options to purchase 409,468 shares and (iv) the change in the number of shares of outstanding Common Stock of the Issuer as the result of the exercise of stock options and buy-backs of the Issuer’s Common Stock. The items specified below are hereby amended and supplemented as specified herein.

Item 5.                      Interest in Securities of the Issuer.  Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

Since the last filing of a Schedule 13D Amendment by Mr. Petrocelli and Mrs. Petrocelli, Mr. Petrocelli (i) sold options to purchase 409,468 shares in 2007, (ii) on May 6, 2008, Mr. Petrocelli exercised options to purchase 600,000 shares at an exercise price of $11.4375  per share and (iii) on May 7, 2008, Mr. Petrocelli sold 446,000 shares of Common Stock to the Company at a purchase price of $21.50 per share. In addition in 2006, options to purchase an aggregate of 151,334 shares of Common Stock held by Mr. Petrocelli became presently exercisable.

A.F. Petrocelli and Beverly Petrocelli may be deemed to be the beneficial owners of the shares held by the other for purposes of Rule 13d-3 of the Exchange Act.  A.F. Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

As a result of these transactions, Mr. Petrocelli may be deemed to be the beneficial owner of 8,523,448 shares of Common Stock including presently exercisable options to purchase 2,854,000 shares of Common Stock, representing approximately 75.4% of the outstanding Common Stock of the Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in its Definitive Proxy Statement filed with the Securities Exchange Commission on May 14, 2008 (the “Definitive Proxy Statement”).  Such amount does not include shares held by the adult children and grandchildren of Mr. Petrocelli but does include 1,000,000 shares held by Mrs. Petrocelli as to all of which Mr. Petrocelli disclaims beneficial ownership.  Mrs. Petrocelli may be deemed to be the beneficial owner of 8,523,448 shares of Common Stock representing approximately 75.4% of the outstanding Common Stock of the Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in the Definitive Proxy Statement.  Such amount does not include shares held by the adult children or grandchildren of Mrs. Petrocelli but does include 7,523,448 shares held by Mr. Petrocelli (which includes presently exercisable options to purchase 2,854,000 shares) as to all of which Mrs. Petrocelli disclaims beneficial ownership.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2008
/s/ A.F. Petrocelli
A.F. Petrocelli

/s/ Beverly Petrocelli
Beverly Petrocelli